



06005562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006

SEC FILE NUMBER
8- 52310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2005___ AND ENDING___12/31/2005___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Employees Opportunity Fund, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___The Metro Center, One Station Place, Three North___
                          (No. and Street)

___Stamford___	___Connecticut___	___06902-6800___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Robert J. Welch___   ___(203) 708-5800___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
              (Name – *if individual, state last, first, middle name*)

___345 Park Avenue___	___New York___	___New York___	___10154___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert J. Welch_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Jefferies Employees Opportunity Fund, LLC_____ , as of _____December 31,_____, 2005_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____
Signature

_____Chief Financial Officer_____
Title

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

_____Notary Public_____

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC
(SEC Identification No. 8-52310)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5 as a public document.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members
Jefferies Employees Opportunity Fund, LLC:

We have audited the accompanying statement of financial condition of Jefferies Employees Opportunity Fund, LLC (the "Fund"), including the condensed schedule of investments, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Employees Opportunity Fund, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	3,744,204
Receivable from affiliated brokers and dealers		4,490,365
Securities owned		42,569,515
Securities borrowed		3,267,630
Other assets		325,689
Total assets	$	54,397,403

Liabilities and Members' Equity

Securities sold, not yet purchased	$	4,905,930
Payable to affiliated brokers and dealers		4,829,641
Payable to Jefferies & Company, Inc.		250,938
Accrued expenses and other liabilities		54,378
Total liabilities		10,040,887
Members' equity:		44,356,516
Total liabilities and members' equity	$	54,397,403

See accompanying notes to the statement of financial condition.

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Securities owned:		
Corporate Bonds:		
Bermuda - Transportation	$ 447,930	1.0%
British Virgin Islands - Oil & Gas	156,800	0.4%
Canada:		
Engineering & Contraction	103,005	0.2%
Oil & Gas	78,240	0.2%
Transportation	21,368	0.0%
Total Canada	202,613	0.5%
Cayman Islands - Oil & Gas	1,195	0.0%
France - Oil & Gas	2,080	0.0%
Luxembourg - Telecommunications	36,575	0.1%
Norway - Oil & Gas	103,790	0.2%
Sweden - Holding Companies - Diversified	16,200	0.0%
United States:		
Aerospace & Defense	14,000	0.0%
Agriculture	589,730	1.3%
Airlines	394,525	0.9%
Apparel	329,910	0.7%
Auto Parts & Equipment	696,826	1.6%
Biotechnology	20,685	0.0%
Building Materials	91,000	0.2%
Chemicals	13,720	0.0%
Coal	142,430	0.3%
Commercial Services	227,269	0.5%
Cosmetics & Personal Care	10,560	0.0%
Electrical Components & Equipment	114,475	0.3%
Electronics	2,551,117	5.8%
Engineering & Construction	113,680	0.3%
Entertainment	10,359	0.0%
Environmental Control	26,910	0.1%
Financial Services - Diversified	70,075	0.2%
Food	218	0.0%
Healthcare Services	1,770	0.0%
Holding Companies-Diversified	485,979	1.1%

3

(Continued)

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Home Builders	15,900	0.0%
Iron & Steel	1,581,686	3.6%
Leisure Time	459,660	1.0%
Lodging	2,049,706	4.6%
Media	159,580	0.4%
Metal Fabrication & Hardware	767,185	1.7%
Mining	149,610	0.3%
Miscellaneous Manufacturing	1,595,950	3.6%
Oil & Gas:		
Ascent Energy 11.75% 5/1/15	4,582,753	10.3%
Texcal Energy Ser A Units	9,452,800	21.3%
Oil & Gas - Other	2,661,049	6.0%
Packaging & Containers	380,597	0.9%
Retail	202,690	0.5%
Telecommunications	1,379,267	3.1%
Textiles	4	0.0%
Transportation	22,355	0.1%
Total United States	31,366,030	70.7%
Total corporate bonds	32,333,213	72.9%
Common Stock:		
Canada - Airlines	828,618	1.9%
Great Britain - Telecommunications	950,894	2.1%
United States:		
Auto Parts & Equipment	16,170	0.0%
Beverages	435,685	1.0%
Chemicals	1,128,121	2.5%
Commercial Services	1,478,041	3.3%
Distribution - Wholesale	57,483	0.1%
Electrical Components & Equipment	2,426	0.0%
Electronics	216,089	0.5%
Financial Services - Diversified	692,254	1.6%
Iron & Steel	343,140	0.8%
Machinery:		
Fairfield Manufacturing	3,751,000	8.5%
Publishing	16,803	0.0%
Retail	2,187	0.0%
Telecommunications	50,453	0.1%

(Continued)

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Lodging	619,636	1.4%
Media	37,440	0.1%
Metal Fabrication & Hardware	183,370	0.4%
Mining	185,180	0.4%
Miscellaneous Manufacturing	40,040	0.1%
Oil & Gas	938,086	2.1%
Packaging & Containers	123,193	0.3%
Pharmaceuticals	35,700	0.1%
Retail	381,941	0.9%
Telecommunications	98,823	0.2%
Transportation	149,020	0.3%
Total United States	4,500,626	10.1%
Total corporate bonds	4,905,510	11.1%
Warrants:		
United States	420	0.0%
Total securities sold, not yet purchased	$ 4,905,930	11.1%

See accompanying notes to the statement of financial condition.

6

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description		Fair value	Percentage of Members' Equity
Textiles		762	0.0%
Total United States		8,190,614	18.5%
Total common stock		9,970,126	22.5%
Warrants:			
United States		7,882	0.0%
Investment Companies		.	
United States		258,294	0.6%
Total securities owned	$	42,569,515	96.0%
Securities sold, not yet purchased:			
Corporate Bonds:			
Canada:			
Electrical Components & Equipment	$	75,140	0.2%
Financial Services - Diversified		56,715	0.1%
Forest Products & Paper		4,644	0.0%
Iron & Steel		176,125	0.4%
Mining		63,700	0.1%
Total Canada		376,324	0.8%
Marshall Island - Transportation		28,560	0.1%
United States:			
Aerospace & Defense		108,419	0.2%
Auto Parts & Equipment		87,675	0.2%
Building Materials		2,985	0.0%
Coal		425,550	1.0%
Commercial Services		4,555	0.0%
Electrical Components & Equipment		878	0.0%
Electronics		73,675	0.2%
Entertainment		188,830	0.4%
Environmental Control		17,280	0.0%
Financial Services - Diversified		24,370	0.1%
Food		51,700	0.1%
Forest Products & Paper		159,250	0.4%
Healthcare Services		211,575	0.5%
Household Products & Wares		167,040	0.4%
Iron & Steel		184,415	0.4%

(Continued)

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2005

(1) Summary of Significant Accounting Policies

Jefferies Employees Opportunity Fund, LLC (the "Fund") is a Delaware limited liability company. The Fund commenced operations on July 1, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. ("Jefferies"). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund participates in the non-syndicate trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2005, based on Section (k)(2)(ii). Securities transactions are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and have original maturities of 90 days or less. At December 31, 2005, such cash equivalents amounted to $3,450,984.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

Securities and other inventory positions owned and securities and other inventory positions sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at fair value. Fair value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when the Fund holds a substantial block of a particular security and the listed price is not deemed to be readily realizable. In these instances, the Fund determines fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the

position held in relation to the liquidity in the market, among other factors. When the size of the holding of a listed security is likely to impair the Fund's ability to realize the quoted market price, the Fund records the position at a discount to the quoted price reflecting management's best estimate of fair value. In such instances, the Fund generally determines fair value with reference to the discount associated with the acquisition price of the security. When listed prices or broker quotes are not available, the Fund determines fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. The Fund typically uses pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

(c) Securities Transactions

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value.

(d) Contributions

Capital contributions were recorded net of the Fund's closing costs.

(e) Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses are included in the tax returns of the members.

(f) Allocation of Income and Expense

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund.

(g) Commitments

As of December 31, 2005, the Fund had unfunded commitments of $805,000 under a revolving credit facility.

(h) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Fund Manager to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2005

(2)   **Receivable from, and Payable to, Affiliated Brokers and Dealers**

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2005:

Receivable from affiliated brokers and dealers:		
Securities failed to deliver	$	4,484,125
Other		6,240
	$	4,490,365
Payable to affiliated brokers and dealers:		
Securities failed to receive	$	4,279,181
Other		550,460
	$	4,829,641

(3)   **Securities Owned and Securities Sold, Not Yet Purchased**

The following is a summary of the fair value of major categories of Securities owned and Securities sold, not yet purchased, as of December 31, 2005:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	32,333,213	4,905,510
Corporate equity securities		9,978,008	420
Other		258,294	—
	$	42,569,515	4,905,930

(4)   **Revolving Credit Facility**

In June 2005, the Fund renewed a revolving credit facility agreement with an unaffiliated third party to be used in connection with the Fund's investing activities. At December 31, 2005, $23,300,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2006, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. The Fund incurs a program fee on amounts borrowed under the revolving credit facility. The Fund incurs minimum program fee if program fees do not reach a certain threshold. During the year ended December 31, 2005, the Fund did not borrow under the revolving credit facility. At December 31, 2005, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. Net unamortized costs of $23,101 are included in Other assets.

JEFFERIES EMPLOYEES OPPORTUNITY FUND, LLC

Notes to Statement of Financial Condition

December 31, 2005

(5)   **Related Party Transactions**

Included in members' equity is an investment in the Fund by Jefferies of $12,522,500.

Receivable from and payable to affiliated brokers and dealers are for amounts due from and due to Jefferies related to trade execution and settlement.

During the year ended December 31, 2005, Jefferies Execution Services, Inc. was the sole counterparty to all of the Fund's stock borrow transactions.

Payable to Jefferies & Company, Inc. of $250,938 is for amounts due for direct trading expenses, general and administrative expenses, and management fees. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

Jefferies, in its capacity as Manager, receives a management fee equal to 3% per annum of the sum of 100% of the average balance of securities owned and 98% of average balance of securities sold, not yet purchased. Accrued management fees of $113,637 are included in Payable to Jefferies & Company, Inc.

(6)   **Financial Instruments**

 (a)   *Off-Balance Sheet Risk*

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's Statement of Financial Condition.

 (b)   *Credit Risk*

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

 (c)   *Concentration of Credit Risk*

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(Continued)

(7)   **Net Capital Requirement**

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Fund had net capital of $10,488,902, which was $10,238,902 in excess of required net capital.

(8)   **Subsequent Event**

On February 15, 2006, the Fund made a distribution to the Fund members of $9,356,516.